Exhibit 12

Horace Mann Educators Corporation

Statement Regarding Computation of Ratios

Computation of Ratio of Earnings to Fixed Charges

For the Years Ended December 31, 2010, 2009, 2008, 2007 and 2006

(Dollars in millions)

	Year Ended December 31,
	2010		2009		2008		2007		2006

Fixed charges:
Interest expense	$14.0		$14.0		$14.5		$14.1		$13.1
Interest credited to policyholders on interest-sensitive contracts	146.7		139.4		131.8		127.2		122.5

Total fixed charges	$160.7		$153.4		$146.3		$141.3		$135.6

Earnings:
Income before income taxes	$111.3		$103.5		$0.2		$117.1		$140.3
Add: Interest expense	14.0		14.0		14.5		14.1		13.1

Subtotal – earnings before interest expense	125.3		117.5		14.7		131.2		153.4

Add: Interest credited to policyholder on interest-sensitive contracts	146.7		139.4		131.8		127.2		122.5

Earnings before fixed charges	$272.0		$256.9		$146.5		$258.4		$275.9

Ratio of earnings to fixed charges	1.7	x	1.7	x	1.0	x	1.8	x	2.0	x

Supplemental information (A):

Ratio of earnings before interest expense to interest expense	9.0	x	8.4	x	1.0	x	9.3	x	11.7	x

(A)

Fixed charges and earnings in this calculation do not include interest credited to policyholders on interest-sensitive contracts. This adjusted coverage ratio is not required, but is provided as supplemental information because it is commonly used by individuals who analyze the Company’s results.